FILE NO. 333-
                                                                     CIK #897189

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS INSURED
                               INCOME TRUST, SERIES 76

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:



  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                  Preliminary Prospectus Dated November 8, 2000

                VAN KAMPEN FOCUS PORTFOLIOS INSURED INCOME TRUST

                                                                       Series 76
                                                       (A Unit Investment Trust)

         The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

         A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios Insured Income Trust, Series 75 (Registration No. 333-89349) as filed on October 28, 1999, which shall be used as a preliminary prospectus for the current Series of the Fund.)





                       CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following papers and documents:

                                The facing sheet
                                 The Prospectus
                                 The signatures
                 The consents of independent public accountants,
                       rating services and legal counsel

The following exhibits:

          1.1 Proposed form of Trust Agreement between Van Kampen Funds Inc., Depositor, American Portfolio Advisory Service, a division of Van Kampen Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee (to be supplied by amendment).

          1.4 Copy of Bond Fund Portfolio Insurance Policy (to be supplied by amendment).

          1.5 Form of Agreement Among Underwriters (to be supplied by amendment).

          2.1  Form of Code of Ethics (to be supplied by amendment).

          3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

          3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

          3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

          4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

          4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

          4.3  Consent of Grant Thornton LLP (to be supplied by amendment).






                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios Insured Income Trust, Series 76 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 8th day of November, 2000.

                                             VAN KAMPEN FOCUS PORTFOLIOS INSURED
                                                         INCOME TRUST, SERIES 76

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                                          By Christine K. Putong
                                                     ---------------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on November 8, 2000 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmermann III              President                                 )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                       Operations and Technology Officer      )



                                                             Christine K. Putong
                                              ----------------------------------
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.